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                              December 29, 2022

       Lawrence Fey
       Chief Financial Officer
       Vivid Seats Inc.
       111 N. Canal Street
       Suite 800
       Chicago, IL 60606

                                                        Re: Vivid Seats Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-40926

       Dear Lawrence Fey:

              We have reviewed your December 22, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 13, 2022 letter.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Our Business Model, page 37

   1. We note your response to comment 1. Based on the nature of your referral fees, it would appear the direct costs
associated with this revenue are not significant. Therefore, referral revenues appear to have
been a highly material and disproportionate contributor to your operating income. If
our understanding is incorrect and costs associated with this revenue are significant, please
quantify for us the amounts and the nature of such costs.
                                                        Otherwise, we believe
you should make revisions in future filings to emphasize and make clear the importance of
referral revenues to your results of operations. Please revise your
                                                        MD&A to quantify
referral revenues and associated costs for each period presented, and
 Lawrence Fey
Vivid Seats Inc.
December 29, 2022
Page 2
         to discuss and analyze changes from period to period. Refer to the guidance in Item 303 of Regulation S-K.
Consolidated Statements of Operations, page 56

2. Should referral fee revenues exceed 10 percent of total revenues in the future, Rule 5-
         03(b) of Regulation S-X requires separate disclosure of these other revenues and their associated costs on your income statement. While not currently required, in the interest of aiding investors in identifying and understanding the relative contribution to your operating profits of each revenue producing activity, we encourage you to consider revising your income statement to separately disclose these amounts. Consolidated Statements of Cash Flows, page 60

3. We note your response to comment 2 and your intent to reclassify the deferred interest payment of $44.1 million in future filings. Please confirm to us that you will quantify the amount of deferred interest payment reclassified and explain the adjustment in a reclassification footnote.
Notes to Consolidated Financial Statements
Note 21. Loss Per Share, page 93

4. We note your response to comment 3 and your intent to explain the computation in future filings. Please provide us with the actual computation for the year ended December 31,
         2021 and consider disclosing a summary quantification of the computation in future filings.
       You may contact Mr. Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLawrence Fey                                 Sincerely,
Comapany NameVivid Seats Inc.
                                                               Division of
Corporation Finance
December 29, 2022 Page 2                                       Office of Trade
& Services
FirstName LastName